February 17, 2010

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	RCN Corporation Form 10-K for the Year Ended December 31, 2008 Filed February 24, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2009 File No. 1-16805
Dear Mr. Spirgel:
We have received your comment letter dated February 2, 2010, and the following is our response to your comments. Defined terms used herein and not defined in our response below have the meanings set forth in the Form 10-K for the year ended December 31, 2008 for RCN Corporation (the “Company” or “RCN”).
Form 10-K for the Year Ended December 31, 2008
Note 2. Goodwill and Other Intangible Assets, page F-10
1.	We note your response to comment one from our letter January 12, 2010. It is unclear to us why you believe that a multi-period excess earnings model is appropriate when determining the fair value of your franchise rights. Further, we believe that the use of this methodology is not a valuation approach that determines the direct value of franchise rights. In this regard, we note that this method fails to allow for the possibility that some amount of the residual income may be attributable to goodwill rather than solely to the franchise rights. Since the franchise rights have indefinite lives and are therefore not considered to be a wasting asset, no portion of the income stream is left unassigned when following the multi-period excess earnings methodology, and as a result, no economic benefit can be attributed to goodwill. Therefore, we believe that you should utilize a valuation technique, such as the Greenfield approach, to determine fair value for your franchise rights. Please revise or advise.
Response
Pursuant to our phone conversations with the SEC staff, while we continue to believe that the Multi-Period Excess Earnings Model (“MPEEM”) is an appropriate method to estimate the fair value of our franchise rights, we will use the Greenfield method for future impairment tests, beginning with the fourth quarter of 2010 (or sooner if a triggering event occurs), as either the sole method or to corroborate the fair value determined under the MPEEM method. In our view, if we had used the Greenfield method in performing our impairment tests for the years ended December 31, 2008 or December 31, 2009, we would not have had to recognize an impairment of the franchise rights.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	And it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (703) 434-8389. In addition, you may contact me at (703) 434-8364 or Mike Sicoli at (703) 434-8484.
Sincerely,
/s/ Leslie J. Sears
Leslie J. Sears
Senior Vice President and Controller